INSIDER TRADING POLICY

i3 VERTICALS, INC.

I.INTRODUCTION
This Insider Trading Policy (this “Policy”) governs transactions involving the securities of i3 Verticals, Inc. (“i3 Verticals” or the “Company”), and certain related matters as specified herein. This Policy is intended to ensure compliance with applicable laws and ethical business practices. For purpose of this Policy, “i3 Verticals Securities” mean any securities of i3 Verticals, including Class A common stock, Class B common stock, notes (including convertible notes), options to purchase Class A common stock, and any other securities that i3 Verticals may issue from time to time, as well as derivative securities related to such securities that are not issued by i3 Verticals, such as exchange-traded put or call options or swaps relating to any such securities.
II.RESPONSIBILITY FOR COMPLIANCE
Compliance with this Policy is ultimately an individual’s responsibility. Any person having any questions about this Policy or its applicability to such person or in respect of a particular transaction should contact the Company’s General Counsel (the “General Counsel”).
III.APPLICABILITY
This Policy applies to directors, officers and employees of i3 Verticals and its subsidiaries. All of these people are referred to in this Policy as “Company Personnel.”

This Policy also applies to the spouses and minor children of, and anyone living in the same household as, Company Personnel; partnerships in which any Company Personnel is a general partner; trusts for which any Company Personnel is the trustee; estates for which any Company Personnel is the executor; entities controlled by Company Personnel; and, in the case of any Section 16 Persons (as defined below), any other individual or entity whose ownership is otherwise required to be reported on any filing made by such person under Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In most circumstances, these individuals and entities will be deemed to be the same as Company Personnel for purposes of analyzing transactions in i3 Verticals Securities. That means that if Company Personnel would be prohibited from engaging in transactions involving i3 Verticals Securities, these individuals and entities would also be prohibited. It is the responsibility of Company Personnel to ensure that such other individuals or entities are aware of and comply with this Policy.

Although this Policy does not apply to Company Personnel who leave the Company (for any reason), such individuals should only transact in i3 Verticals Securities in compliance with applicable laws (i.e., they should not engage in transactions involving i3 Verticals Securities while in possession of Material Non-Public Information (discussed below), subject to the exceptions provided in this Policy). The foregoing is particularly true with respect to those individuals who were previously identified as “Insiders” (discussed below). Despite the fact that this Policy does not expressly apply to former Company Personnel, the principles set forth in this Policy should nonetheless serve as a guide for such individuals and may be used to assist them in their efforts to comply with applicable laws.

Finally, for purposes of this Policy, gifts of i3 Verticals Securities are treated the same as “sales.”
IV.INSIDERS
Certain portions of the Policy apply only to Company Personnel who are “Insiders.” Other portions apply to all Company Personnel. It is the individual responsibility of all Company Personnel to know whether he or she is an Insider.

    An “Insider” means the following people:
1.All directors and “officers” (as defined by Exchange Act Rule 16a-1(f) (or any successor provision)) of i3 Verticals under Section 16 of the Exchange Act (“Section 16,” and such individuals “Section 16 Persons,” respectively.)
2.All individuals who occupy the positions specified on the “Insider Identification List” maintained by the General Counsel. These are positions within i3 Verticals or its subsidiaries that are more likely to have access to Material Non-Public Information (e.g., positions of senior management or within the finance group at i3 Verticals). The Insider Identification List will be amended from time to time by the General Counsel as new businesses are added or divested, as the Company grows, and as titles and responsibilities change. A current copy of the Insider Identification List is available to all Company Personnel through the office of the General Counsel. It is an individual’s responsibility to know whether he or she occupies a position specified on the Insider Identification List.

    Finally, the General Counsel may designate any Company Personnel as an Insider on a temporary or permanent basis if the General Counsel determines that the circumstances so warrant. (This may occur, for example, while the Company is pursuing or negotiating an important acquisition or transaction, and the General Counsel believes that it is prudent to deem additional corporate employees as being Insiders until the acquisition or transaction is announced publicly.)

    Once again, any Company Personnel having any question as to whether they are an Insider should contact the General Counsel.
V.CONSEQUENCES
    This Policy may require Company Personnel to forego a proposed transaction in i3 Verticals Securities, which may result in economic loss or the failure to realize profit. It also may require Company Personnel to forego a transaction even if the transaction seems fair, reasonable or independently justifiable (such as a need to raise money in a personal emergency). All

Company Personnel should be aware that in addition to losing employment with the Company, there may be severe civil and criminal penalties for engaging in insider trading in contravention of this Policy, up to and including imprisonment.
VI.MATERIAL NON-PUBLIC INFORMATION
    A critical term used throughout this Policy is “Material Non-Public Information.” Subject to a few exceptions discussed in more detail below, Company Personnel may not engage in transactions involving i3 Verticals Securities when they possess Material Non-Public Information.

    “Material Non-Public Information” is positive or negative information (i.e., “good news” or “bad news”) about i3 Verticals (or, where the context requires, another company) (1) that has not been widely disseminated to the public, and (2) where there is a substantial likelihood that a reasonable investor would consider such information important in making an investment decision or if the facts would have been viewed by a reasonable investor as having significantly altered the “total mix” of information publicly available. There is no bright-line standard for assessing materiality; rather, materiality is measured on a case-by-case basis, and is often evaluated by enforcement authorities with the benefit of hindsight.

    While it is not possible to compile an exhaustive list, information concerning any of the following items should be reviewed carefully to determine whether such information is material:
1.Earnings and other financial information, including whether the Company will or will not meet expectations or guidance;
2.Pending or proposed mergers, acquisitions, divestitures, tender offers, joint ventures or changes in assets;
3.Changes in senior management;
4.Changes in compensation policy;
5.Financings and other events regarding the Company’s securities or financial condition (e.g., defaults on outstanding debt, calls of securities for redemption, repurchase plans, stock splits or public or private sales of additional securities);
6.Changes in the Company’s auditors or auditor notification that the Company may no longer rely on an audit report;
7.Initiation of a dividend or changes in the Company’s dividend policy;
8.Significant new products, contracts with vendors or developments regarding significant customers or vendors;
9.Cybersecurity breaches or potential cybersecurity breaches;

10.Significant litigation or governmental regulatory investigations or proceedings; and
11.Bankruptcy, corporate restructuring or receivership.

    It is often difficult to determine whether one possesses Material Non-Public Information. This is especially true when the information applies only to a particular subsidiary of i3 Verticals and it is difficult to assess the materiality of this information to the Company as a whole. Information regarding a small subsidiary may not constitute Material Non-Public Information, while the same information about a larger subsidiary might. Any Company Personnel who are unsure about whether they possess Material Non-Public Information in a given instance SHOULD NOT engage in transactions involving i3 Verticals Securities without first contacting the General Counsel for guidance.

    When Does Information Become Public? i3 Verticals keeps the public informed of significant information by making periodic filings with the Securities and Exchange Commission (the “SEC”) and by issuing press releases over the business wires. Even after a filing or press release has been made, however, Company Personnel still must wait until the market has had a reasonable time to “digest” the information before it is considered “Public.” Although there is no exact rule, Company practice is generally to wait two full business days after the Company makes a filing with the SEC or issues a press release before considering the information to be Public. For example, if the Company issues a press release disclosing information that was Material Non-Public Information at 9:00 a.m. on a Tuesday, no trading in i3 Verticals Securities should generally occur until 9:00 a.m. on Thursday. Depending on the particular circumstances, i3 Verticals may determine that a longer or shorter period should apply to the release of specific Material Non-Public Information.

    Other Restrictions Related to Material Non-Public Information. In addition to the restrictions on engaging in transactions involving i3 Verticals Securities while possessing Material Non-Public Information as provided in this Policy, Company Personnel may not disclose Material Non-Public Information to any person who does not require such information for the lawful performance of his or her employment obligations. Any Company Personnel who are unsure whether any disclosure of Material Non-Public Information is permitted in a given instance as specified in the sentence above should pre-clear the disclosure with the General Counsel.

    Company Personnel may not provide recommendations or express opinions concerning transactions in i3 Verticals Securities (or the securities of any other company) on the basis of Material Non-Public Information. This is known as “tipping” and includes posting information on Internet chat rooms and message boards, or through social media outlets, whether anonymously, under a pseudonym or under a person’s real name. Company Personnel who engage in “tipping” activities may be subject to severe civil or criminal penalties even if they do not personally profit from any subsequent securities transactions that are made as a result of their tip.

    Other Companies. Company Personnel may not trade in the securities of any other company upon becoming aware of Material Non-Public Information about the other company as a result of the Company Personnel’s employment with or relationship to the Company. For example, Company Personnel may not trade in the securities of a vendor or supplier of i3 Verticals, or a company with which i3 Verticals may be negotiating a major transaction, while in possession of Material Non-Public Information about that company.

    Hindsight. Any securities transaction that becomes subject to scrutiny will be analyzed after-the-fact, with the benefit of hindsight. Consequently, before engaging in any transaction, Company Personnel should carefully consider how the authorities and others might view the transaction in retrospect. Even the appearance of an improper transaction should be avoided to preserve the Company’s reputation for adhering to the highest standards of conduct.
VII.EXEMPT TRANSACTIONS
    There are certain transactions that may occur even if a person possesses Material Non-Public Information as provided below:
1.The granting or vesting of equity awards to Company Personnel under i3 Verticals equity-based compensation plans (“Equity Awards”).
2.Any purchase or sale of i3 Verticals shares made pursuant to a plan that complies with SEC Rule 10b5-1 (a “10b5-1 Plan”) and the terms of this Policy as provided below (this that they entered into the plan when they did not possess any Material Non-Public Information).
3.Stock option exercises where (i) the exercising person pays the exercise price and taxes in cash or by exchanging (swapping) i3 Verticals shares that the Company Personnel already owns, and (ii) the exercising person does not sell any of the shares that he or she acquires until a later Window Period (and subject to the rules regarding such sales set forth in this Policy).
4.Any transaction specifically approved in writing in advance by the Company’s General Counsel.
VIII.CERTAIN RESTRICTED TRANSACTIONS
1.Short Sales
Short sales of i3 Verticals Securities (i.e., the sale of a security that the seller does not own) may evidence an expectation on the part of the seller that the securities will decline in value, and therefore have the potential to signal to the market that the seller lacks confidence in i3 Verticals’ prospects. In addition, short sales may reduce a seller’s incentive to seek to improve the performance of i3 Verticals. For these reasons, short sales of i3 Verticals Securities by Company Personnel are prohibited. Moreover, Section 16(c) of the Exchange Act generally prohibits any Section 16 Person from engaging in short sales with respect to equity securities of a public company.

2.Prohibition on Trading in Publicly-Traded Options

Unless otherwise approved in writing by the Company’s General Counsel, Company Personnel may not engage in any transaction in which they may profit from short-term speculative swings in the value of i3 Verticals shares. This includes using “put” or “call” options or other similar products. In addition, while not prohibited, the Company discourages Company Personnel from placing standing or limit orders on i3 Verticals Securities (excluding standing or limit orders pursuant to 10b5-1 plans in accordance with this Policy, as described below).
3.Hedging and Monetization Transactions

    Hedging or monetization transactions can be accomplished through a number of possible mechanisms, including through the use of financial instruments such as prepaid variable forwards, equity swaps, collars and exchange funds. Such hedging transactions may permit an Insider to continue to own securities of a company but without the full risks and rewards of ownership. When that occurs, the person may no longer have the same objectives as the Company’s other security holders. Therefore, Insiders are prohibited from engaging in any such hedging transactions.
4.Restrictions on Margin Accounts and Pledged Securities

    Securities held in a margin account as collateral for a margin loan may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Similarly, securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Because a margin sale or foreclosure sale may occur at a time when the pledgor is aware of Material Non-Public Information and would otherwise not be permitted to trade in i3 Verticals Securities (i.e., during a “Blackout Period” for Insiders as described below), then Insiders may not, without the prior approval of the General Counsel, hold i3 Verticals Securities in a margin account. In addition, any Section 16 Person that intends to pledge i3 Verticals Securities as collateral for a loan in accordance with this Policy should provide notice to the General Counsel at least two weeks prior to the proposed execution of documents evidencing the proposed pledge, but the prior approval of the General Counsel is not required for the pledge. In addition, Section 16 Persons may not pledge more than thirty percent (30%) of such Section 16 Person’s i3 Verticals Securities as collateral for a loan.
IX.BLACKOUT/WINDOW PERIODS FOR INSIDERS
    Insiders may not conduct any transactions involving i3 Verticals Securities (other than as specified by this Policy), during a “Blackout Period” beginning 15 days prior to the end of each fiscal quarter and ending after the second full business day following the date of the public release of the Company’s earnings results for that quarter. In other words, these persons may only conduct transactions in i3 Verticals Securities during the “Window Period” beginning after the second full business day following the public release of the Company’s quarterly earnings and ending 15 days prior to the close of the next fiscal quarter.

Under certain very limited circumstances, an Insider may be permitted to trade during a quarterly Blackout Period but only if the General Counsel concludes that the person does not in fact possess Material Non-Public Information after such transaction has been pre-cleared with the General Counsel.

    In addition, the Company may, in its discretion as determined by the General Counsel, impose other “Blackout Periods” because of the existence or potential development of material transactions or events that have not been publicly disclosed. So long as the event remains material and non-public, the persons designated by the General Counsel may not engage in transactions subject to this Policy regarding i3 Verticals Securities and/or a third party’s securities as specified by the General Counsel at such time (even if any such persons do not know the nature of the material and non-public event). In this situation, the General Counsel will notify restricted persons that they should not trade in i3 Verticals Securities and/or third-party securities, as applicable.

The existence of any such event-specific Blackout Period will not be generally announced, other than to those persons who receive notice of the event-specific blackout as provided in the preceding paragraph. Any person made aware of an event-specific blackout should not disclose the existence of the blackout to any other person. Additionally, the failure of the General Counsel to designate any person as being subject to an event-specific Blackout Period who is otherwise aware of Material Non-Public Information will not relieve that person of the obligation not to engage in transactions subject to this Policy in i3 Verticals Securities or third-party securities while aware of Material Non-Public Information.
X.SECTION 16 PERSON PRE-CLEARANCE
To help prevent inadvertent violations of insider trading laws and to avoid even the appearance of trading on inside information, any individuals who are serving as a Section 16 Person, may not engage in any transactions subject to this Policy involving i3 Verticals Securities, (including any exercise of stock options) without first obtaining pre-clearance of the transaction from the General Counsel.

Any request for pre-clearance must be submitted by any Section 16 Person to the General Counsel at least two business days before the proposed transaction. The General Counsel is under no obligation to approve a transaction submitted for pre-clearance and may determine not to permit the transaction. If any Section 16 Person requests pre-clearance and permission to engage in the transaction is denied, such person should refrain from initiating such transaction and should not inform any other person of the restriction. If any Section 16 Person requests pre-clearance and permission to engage in the transaction is approved, the decision to engage in the transaction is solely the decision of such person, and such pre-clearance does not constitute legal or other advice from the Company or the General Counsel on whether or not to engage in the transaction.

Any transactions approved by the General Counsel pursuant to these pre-clearance procedures must be executed within the time frame specified by the General Counsel when providing such pre-clearance (or, if such transaction is not executed within this time frame, further pre-clearance will again be required in connection with any transaction). Following the execution of any transaction subject to this Policy by any Section 16 Person, such person must promptly notify the General Counsel of such transaction, and in any event no later than the end of the Business Day on which any such transaction is executed.
XI.FREQUENTLY ASKED QUESTIONS
    This remainder of this Policy is presented in question and answer format and is divided between Company Personnel other than Insiders (“Non-Insiders”) and Insiders. All questions about this Policy should be directed to the General Counsel.
1.Non-Insiders.

When may Non-Insiders buy or sell i3 Verticals Securities?

    Non-Insiders may buy or sell i3 Verticals Securities at any time (irrespective of any quarterly Blackout Period), unless: (1) the person possesses Material Non-Public Information about i3 Verticals; or (2) the trade is otherwise prohibited by law or this Policy.

When may Non-Insiders exercise options for i3 Verticals shares?

Non-Insiders may exercise their options at any time, and all exercises are subject to the terms of applicable equity incentive plans of i3 Verticals and the terms of an individual’s option grant agreement.

How does the possession of Material Non-Public information affect Non-Insiders regarding option exercises?

    Non-Insiders may exercise options even if they possess Material Non-Public information about i3 Verticals or its subsidiaries; however, they may not sell any of the shares that they acquire if and while they possess Material Non-Public Information about i3 Verticals or its subsidiaries. This includes selling shares to cover the exercise or strike price or to pay taxes associated with the exercise (which is the way that most people exercise their options).

    Therefore, as a practical matter, the only way that Non-Insiders may exercise options while in possession of Material Non-Public Information about i3 Verticals or its subsidiaries is when they pay the exercise price and taxes in cash or by exchanging (swapping) shares of i3 Verticals that they already own (i.e., shares unrelated to the option exercise). Even then, they must retain the acquired option shares until they no longer possess Material Non-Public Information about i3 Verticals or its subsidiaries.

If a Non-Insider leaves the Company will he or she still be bound by the restrictions of this Policy?

    No. However, applicable law will still restrict such person’s ability to purchase or sell i3 Verticals Securities while in possession of Material Non-Public Information about the Company, and it is incumbent on such person to comply with such laws.
2.Insiders.

When may Insiders buy or sell i3 Verticals shares?

    Other than purchases or sales made under a validly adopted 10b5-1 Plan (discussed below), Insiders may engage in transactions involving i3 Verticals Securities only when the Company is not in a Blackout Period (i.e., when the Company is in a Window Period), subject to the exceptions set forth in this Policy. However, even during a Window Period, Insiders may not engage in transactions involving i3 Verticals Securities if: (1) they possess Material Non-Public Information about i3 Verticals (subject to the exceptions set forth in this Policy); or (2) the transaction is otherwise prohibited by law.

    In addition, if an Insider is a Section 16 Person, he or she may not engage in transactions involving i3 Verticals Securities unless the transaction is pre-cleared by the Company’s General Counsel as noted above. If an Insider has any question about whether he or she is a Section 16 Person, please contact the General Counsel.

What about transactions made pursuant to a 10b5-1 Plan?

    Rule 10b5-1 plans provide an affirmative defense from insider trading liability under Rule 10b-5 under the Exchange Act. If an Insider adopts a valid 10b5-1 Plan in compliance with Rule 10b5-1 (which includes, without limitation, a requirement that such Insider does not possess Material Non-Public Information at the time the 10b5-1 plan is entered into), he or she may buy or sell i3 Verticals shares pursuant to such 10b5-1 Plan without regard to the existence of a Window Period or his or her possession of Material Non-Public Information at the time of the trade, and without the need to pre-clear any transactions made under the 10b5-1 Plan with the General Counsel. All 10b5-1 Plans (i) must comply with applicable law and i3 Verticals’ internal policies governing such plans and (ii) the entry into, or any modification or termination of, any 10b5-1 Plan, must be approved in writing by the General Counsel. The General Counsel shall be entitled to enact, modify and terminate i3 Verticals’ internal policies governing 10b5-1 Plans.

    Even if an Insider adopts a 10b5-1 Plan, if he or she is a director or a Section 16 Person, he or she must still comply with the short-swing trading liability and reporting obligations under Section 16 (i.e., the timely filing of Forms 3, 4 and 5 with the SEC) and (in the case of sales by the Section 16 Person) Rule 144 of the Securities Act of 1933 (“Rule 144”).

When may Insiders exercise options for i3 Verticals shares?

Insiders may exercise options during a Blackout Period or during a Window Period, as provided for below.

    During a Blackout Period. Insiders may exercise options during a Blackout Period, provided that they clear the exercise with the Company’s General Counsel first. However, they may not sell any i3 Verticals shares in connection with the option exercise (e.g., to cover the exercise or strike price or to pay taxes) and they may not sell any i3 Verticals shares that they obtain as a result of the exercise until a subsequent Window Period.

As a practical matter, therefore, the only way that Insiders may exercise stock options during a Blackout Period is when they pay the exercise price and taxes in cash or by exchanging (swapping) shares of i3 Verticals that they already own (i.e., shares unrelated to the option exercise). They must hold the shares that they obtain until a later Window Period, and any sale of these shares must be in accordance with the rules related to an Insider’s purchase or sale of i3 Verticals shares set forth above (i.e., without possessing Material Non-Public Information).

    During a Window Period. Insiders may exercise stock options inside of a Window Period, and, as long as they do not possess Material Non-Public information about i3 Verticals or its subsidiaries, they may sell some or all of the shares that they acquire, including to cover the exercise or strike price or to pay taxes associated with the exercise. However, if Insiders do possess Material Non-Public Information about i3 Verticals or its subsidiaries, they may not sell any of the shares that they acquire. This includes selling shares to cover the exercise or strike price or to pay taxes associated with the exercise.

As a practical matter, therefore, the only way that Insiders may exercise options during a Window Period while in possession of Material Non-Public Information about i3 Verticals or its subsidiaries is when they pay the exercise price and taxes in cash or by exchanging (swapping) shares of i3 Verticals that they already own (i.e., shares unrelated to the option exercise). Even then, any subsequent sale of the acquired option shares must also be in accordance with the rules above related to an Insider’s purchase or sale of i3 Verticals shares set forth above (i.e., during a Window Period and without possessing Material Non-Public Information).

If an Insider leaves the Company will he or she still be bound by the restrictions of this Policy?

    No, and such person will no longer be considered an Insider. However, applicable law will still restrict such person’s ability to purchase or sell i3 Verticals Securities while in possession of Material Non-Public Information of the Company, and it is incumbent on such person to comply with such laws.

Do Section 16 Persons have special reporting obligations?

    Yes. Section 16 imposes various reporting obligations and additional trading restrictions on Section 16 Persons. For example, Section 16(a) of the Exchange Act generally requires Section 16 Persons (as well as persons holding more than 10% beneficial ownership of any equity security) to file Forms 4 with the SEC not later than the end of the second business day following the execution of any reportable transaction (including any transactions made under a Rule 10b5-1 trading plan). Section 16 Persons are responsible for understanding these obligations and restrictions, and the General Counsel will normally provide such individuals with a memo summarizing these obligations and restrictions upon their becoming a Section 16 Person.

    In addition, Section 16(b) of the Exchange Act provides that any “profit” realized by any Section 16 Person (as well as persons holding more than 10% beneficial ownership of any equity security) from any purchase and sale or sale and purchase of any equity security of any public company (unless any such transaction is otherwise exempt) within any period of less than six months must be reimbursed to the company. In computing the amount of profit, the highest sale price and the lowest purchase price are matched, regardless of whether the same shares were traded or if the director or Section 16 Person suffered a net loss from trades within the period.

Moreover, Section 16(c) of the Exchange Act generally prohibits any Section 16 Person from engaging in short sales with respect to equity securities of a public company.

In addition, Rule 144 sets forth various requirements (including volume, manner of sale and current public information requirements) with respect to the sale of securities by any “affiliate,” which may be deemed to include a Section 16 Person. If a Section 16 Person, intends to sell i3 Verticals Securities, such Section 16 Person must coordinate with the General Counsel and the broker of such Section 16 Person as part of the pre-clearance process to ensure compliance with any applicable provisions of Rule 144.

XII.COMPANY REPURCHASES
The Company will not engage in transaction in i3 Verticals Securities, except in compliance with applicable securities laws.

APPROVAL AND ADOPTION
    This Policy became effective as of its approval by the Company’s Board of Directors on May 7, 2018, and was amended by the Company’s Board of Directors on May 15, 2019 and November 15, 2024, and may be further amended by resolution of the Company’s Board of Directors, a majority of the independent directors thereof, or any other validly authorized committee or subcommittee thereof. Notwithstanding the foregoing, the Company’s General Counsel may, by written approval of both of them, grant waivers of this Policy to Company Personnel (other than to himself or herself) in specific instances, so long as such waivers do not purport to authorize an action prohibited by law. Any requirement under this Policy that approvals be given in writing may be made by electronic mail or other electronic transmission, provided that evidence thereof is maintained by the individuals to whom such approvals are granted.